Exhibit 99.2

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six months ended June 30, 2023, and 2022. This discussion should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2023 and 2022 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the interim financial statements. Further information about the Company and its operations can be obtained on ir.ayrwellness.com, www.sec.gov, and www.sedarplus.com. The information contained on such websites is not a part of, nor is it incorporated by reference into, this MD&A.

The effective date of this MD&A is August 17, 2023.

Overview of the Company

Ayr Wellness Inc. is a United States (“U.S.”) multi-state cannabis business operating as a retailer and consumer packaged goods company. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering quality cannabis products and strong customer experience throughout its footprint. As of June 30, 2023, the Company employed approximately 2,300 personnel. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR Cannabis Dispensary, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of June 30, 2023, Ayr operated 85 retail stores, located across Ayr’s portfolio.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s current portfolio of consumer-packaged goods brands includes Kynd, Haze, Levia, Road Tripper, Origyn Extracts, STiX Preroll Co., Secret Orchard, Lost in Translation, Wicked, CannaPunch and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company does not currently accept payments for products or services online.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

On March 27, 2023, the Company closed under a definitive agreement the sale of Blue Camo, LLC (“Blue Camo”) which comprises the Company’s Arizona assets which includes two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consisted of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $15,000 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 purchase of Blue Camo, has been eliminated, reducing the Company’s long-term debt by $22,505 and potential earn-out contingent consideration to $nil. The Company has reflected the reclassification of assets and liabilities of these entities as held for sale on the balance sheet for the year ended December 31, 2022 and the operations as discontinued operations on the statement of operations for all periods presented.

The loss on disposal of discontinued operations of approximately $180,194 was derived from the gross proceeds of $51,606, made up of $20,000 of cash consideration and a $7,936 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $231,800. Final loss on the disposal is preliminary and subject to change based on the settlement of the final working capital adjustment which can extend past six months of the closing date. Refer to “Note 4 – Discontinued Operations” of the Interim Financial Statements for further information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements and contain forward-looking information within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “assume”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	changes in GAAP or their interpretation and the adoption and impact of certain accounting pronouncements;
•	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;
•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the U.S., and the potential form the legislation and regulations will take;
•	the Company’s future financial and operating performance and anticipated profitability;
•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
•	the benefits and applications of the Company’s products and services and expected sales thereof;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated investment in and results of research and development;
•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
•	future expenditures, strategic investments, and capital activities;
•	the competitive landscape in which the Company operates and the Company’s market expertise;
•	the Company’s ability to comply with its debt covenants;
•	the Company’s ability to secure further equity or debt financing, if required;
•	the Company’s ability to refinance its indebtedness and the terms of any such financing;
•	the risk of significant dilution from the issuances of equity or convertible debt securities;
•	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;
•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
•	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;
•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
•	the Company’s ability to hit anticipated development targets of cultivation and production projects;
•	the ability to successfully integrate and maintain employees from recent acquisitions;
•	risks related to the Company’s cash flows from operations;
•	the ability to develop the Company’s brands and meet growth objectives;
•	risks related to limited market data and difficulty to forecast results;
•	the concentrated voting control of the Company;
•	market volatility and the risks associated with selling of a substantial amount of Equity Shares;
•	the risk of natural hazards related to severe and extreme weather and climate events;

•	product liability claims related to the products the Company cultivates, produces, and sells;
•	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and
•	other events or conditions that may occur in the future.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective states, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination, acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, start-up costs and other non-core costs.

Reconciliations are provided below.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Forward-Looking Financial Projections or Targets

The Company remains committed to its financial health and is positioning itself to achieve sustainable long-term growth and profitability across all markets of operation. The Company expects to continue revenue and Adjusted EBITDA growth in the second half of 2023 and into 2024 and to generate positive cash flow from operations for calendar year 2023.

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general economic and industry conditions, competition, regulations (including those in respect of the cannabis industry), weather, taxes, that there will be no pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Review of the Financial Results for the Three and Six Months Ended June 30, 2023 and 2022

Adjusted EBITDA Reconciliation for the Three and Six Months Ended June 30, 2023 and 2022

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Loss from continuing operations (GAAP)	(4,539)	(23,701)	(26,221)	(44,732)

Incremental costs to acquire cannabis inventory in a business combination	-	3,212	-	5,731
Interest (within cost of goods sold "COGS")	763	742	1,514	1,204
Depreciation and amortization (from statement of cash flows)	21,756	18,394	46,793	35,528
Acquisition and transaction costs	2,402	2,722	4,642	4,168
Stock-based compensation, non-cash	4,424	9,727	10,008	20,088
Start-up costs[1]	2,235	3,862	5,962	7,106
(Gain) loss on sale of assets	(12)	(2,000)	47	(2,000)
Other[2]	2,417	3,543	13,037	5,466
	33,985	40,202	82,003	77,291

Adjusted EBITDA from continuing operations (non-GAAP)	29,446	16,500	55,782	32,559

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Adjusted Gross Profit Reconciliation for the Three and Six Months Ended June 30, 2023 and 2022

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Gross profit (GAAP)	56,647	36,046	104,929	76,372

Incremental costs to acquire cannabis inventory in a business combination	-	3,212	-	5,731
Interest (within COGS)	763	742	1,514	1,204
Depreciation and amortization (within COGS)	9,889	7,161	19,313	13,413
Start-up costs (within COGS)	748	1,154	3,010	2,752
Other (within COGS)	1,013	3,215	5,577	4,052

Adjusted Gross Profit from continuing operations (non-GAAP)	69,060	51,530	134,343	103,524

Revenues, net of Discounts

Revenues, net of discounts for the three months ended June 30, 2023, and 2022, were $116,737 and $98,914, respectively, increasing $17,823 or 18.0%. Retail revenues grew by $18,737 or approximately 21.9%, which was driven by $11,469 from new store openings and acquisitions bringing our total retail store footprint to 85, as well as $7,269 or approximately 9% from same store sales growth. Wholesale revenues decreased by $914 or approximately 6.9%, primarily driven by supply imbalances in Massachusetts and price compression experienced across all markets since June 30, 2022. This was partially offset by our New Jersey wholesale business coming online in Q3’2022 and our new Parma facility coming online in Ohio during Q2’2023.

Revenues, net of discounts for the six months ended June 30, 2023, and 2022, were $234,402 and $198,417, respectively, increasing $35,985 or 18.1%. Retail revenues grew by $39,346 or approximately 23.3%, which was driven by $23,938 from new store openings and acquisitions as well as $15,324 or approximately 9% from same store sales growth. The conversion to adult-use in New Jersey during June 2022 was also a contributing factor. Wholesale revenues decreased by $3,361 or approximately 11.3%, primarily driven by supply imbalances in Massachusetts and price compression experienced across all markets since June 30, 2022. This was partially offset by our New Jersey wholesale business coming online in Q3’2022 and our new Parma facility coming online in Ohio during Q2’2023.

Disaggregation of Revenue

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Retail revenue	104,407	85,670	207,934	168,588
Wholesale revenue	12,330	13,244	26,468	29,829
Total revenue, net	116,737	98,914	234,402	198,417

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Gross Profit

Gross profit for the three months ended June 30, 2023, and 2022, was $56,647 and $36,046, respectively, an increase of $20,601 or 57.15%. Gross profit percentage for the three months ended June 30, 2023, and 2022 was 48.5% and 36.4%, respectively. Adjusted Gross Profit (non-GAAP) percentage for the three months ended June 30, 2023, and 2022 was 59.2% and 52.1%, respectively.

Gross profit for the six months ended June 30, 2023, and 2022, was $104,929 and $76,372, respectively, an increase of $28,557 or 37.4%. Gross profit percentage for the six months ended June 30, 2023, and 2022 was 44.8% and 38.5%, respectively. Adjusted Gross Profit (non-GAAP) percentage for the six months ended June 30, 2023, and 2022 was 57.3% and 52.2%, respectively.

The increase in Gross Profit and Adjusted Gross Profit (non-GAAP) was directly attributable to the revenue increase as described above and margin optimization efforts, and an increase in internal sourcing of retail sales from approximately 57% for the quarter ended June 30, 2022 to approximately 69% for the quarter ended June 30, 2023.

Total Operating Expenses

Total operating expenses for the three months ended June 30, 2023, and 2022, were $61,186 and $59,747, respectively, increasing $1,439 or 2.4%. Total operating expenses as a percent of revenue during the three months ended June 30, 2023, and 2022, were 52.4% and 60.4%, respectively. The increase in total operating expenses was attributable to depreciation and amortization, rent, and increased overhead from an expanded footprint including an additional 13 retail stores.

Total operating expenses for the six months ended June 30, 2023, and 2022, were $131,150 and $121,104, respectively, increasing $10,046 or 8.3%. Total operating expenses as a percent of revenue during the six months ended June 30, 2023, and 2022, were 56.0% and 61.0%, respectively. The increase in total operating expenses was attributable to depreciation and amortization, rent, and increased overhead from an expanded footprint including an additional 13 retail stores.

Total Other Income (Expense)

Total other income (expense) for the three months ended June 30, 2023, and 2022, was $(13,777) and $(5,201), respectively, increasing $(8,576) or 164.9%. The increase for the three-month period was primarily driven by the $5,567 change in the fair value relating to contingent consideration and a $3,583 increase in interest expense.

Total other income (expense) for the six months ended June 30, 2023, and 2022, was $6,700 and $18,600, respectively, decreasing $(11,900) or 64.0%. The decrease for the six-month period was primarily driven by the $8,049 change in the fair value relating to contingent consideration and a $4,841 increase in interest expense.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

As the Company operates in the cannabis industry, it is subject to the limitations of the United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to cost of goods sold. Therefore, Ayr can have income tax even when it records a net loss.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

Total income tax expense for the three months ended June 30, 2023, and 2022, was $12,887 and $8,589, respectively. Total income tax expense for the six months ended June 30, 2023, and 2022, was $24,065 and $18,551, respectively.

Net loss attributable to Ayr Wellness Inc. from continuing operations

Net loss from continuing operations for the three months ended June 30, 2023, and 2022 was $30,492 and $35,599, respectively. The decrease was primarily driven by the factors described above.

Net loss from continuing operations for the six months ended June 30, 2023, and 2022 was $39,850 and $41,175, respectively. The decrease was primarily driven by the factors described above.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Liquidity and Capital Resources as of June 30, 2023

Selected Liquidity and Capital Resource Information

	June 30, 2023	December 31, 2022
	$	$
Cash	60,030	76,827
Total current assets	181,373	453,702
Total assets	1,470,180	1,767,770
Total current liabilities	225,247	268,805
Total liabilities	854,738	932,446
Total shareholders' equity	615,442	835,324

As reflected in the interim financial statements, the Company has a negative working capital of $43,874 as of June 30, 2023 and has incurred net losses from continuing operations for the three and six month periods ended June 30, 2023. The Company’s approach to managing liquidity risk is to seek to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months.

In addition, the Company continues to take action designed to improve the Company’s operations and cash position, including but not limited to: (i) targeting continued growth of sales from our consolidated operations; (ii) continued cost-savings and efficiency optimization efforts; (iii) utilizing the future proceeds from an employee retention credit of approximately $12,354; (iv) addressing our debt maturity profile, as well as seeking to negotiate with certain of our creditors to extend the maturity of a substantial portion of our indebtedness, including the previously-announced contingent deferral of certain current debts payable; (v) latitude as to the timing and amount of certain expenses as well as capital expenditures and (vi) seeking to take advantage of future potential financing (equity and/or debt) opportunities, including but not limited to the refinancing and upsizing of an existing mortgage including net proceeds of $13,911, subsequent to June 30, 2023 as referenced in Note 18 of the interim financial statements. However, management cannot provide any assurances that the Company will be successful in accomplishing its business plans or any of the foregoing, in which case the Company may be forced to take other steps, which may include among other things decelerating our growth or curtailing certain of our operations pending obtaining additional capital or seeking a more comprehensive debt restructuring.

Summary of Future Commitments

Year	Operating leases	Finance leases	Debt	Construction finance	Total
2023	$13,542	$6,575	$27,109	$-	$47,226
2024	26,816	11,901	314,857	-	353,574
2025	26,348	6,190	13,445	-	45,983
2026	25,599	4,154	14,603	-	44,356
2027	24,230	3,070	8,236	-	35,536
Thereafter:	209,682	8,660	54,238	36,422	309,002
Total commitments	$326,217	$40,550	$432,488	$36,422	$835,677

Employee Retention Credit

The employee retention credit ("ERC"), as originally enacted through the U.S. Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020, is a refundable credit against certain employment taxes equal to 50% of the qualified wages an eligible employer paid to employees from March 17, 2020 to December 31, 2020. The U.S. Disaster Tax Relief Act, enacted on December 27, 2020, extended the employee retention credit for qualified wages paid from January 1, 2021 to June 30, 2021, and the credit was increased to 70% of qualified wages an eligible employer paid to employees during the extended period. The American Rescue Plan Act of 2021, enacted on March 11, 2021, further extended the employee retention credit through December 31, 2021.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

In 2023, the Company filed an application with the IRS for the ERC. Employers are eligible for the credit if they experienced full or partial suspension or modification of operations during any calendar quarter because of governmental orders due to the pandemic or a significant decline in gross receipts based on a comparison of quarterly revenue results for 2020 and/or 2021 with the comparable quarter in 2019. The Company’s ERC application was equal to $12,354. As of June 30, 2023, the Company has received $227 and anticipates receiving the remaining ERC amount but is pending a receipt of the credit or a confirmation of filing from the IRS. Due to the degree of uncertainty regarding the implementation of the CARES Act and other stimulus legislation, and due to the nature of our business, there can be no assurance that we will receive any or additional ERC distributions or that we will be permitted to retain any ERC distributions we ultimately receive which could have an impact on us and our financial operations.

Selected Cash Flow Information

	Six Months Ended
	June 30, 2023	June 30, 2022
	$	$
Cash provided by (used in) continuing operations	2,805	(31,319)
Cash provided by (used in) operating activities	4,985	(34,872)
Cash used in investing activities from continuing operations	(25,076)	(50,757)
Cash used in investing activities	(6,196)	(47,591)
Cash provided by (used in) financing activities by continuing operations	(19,276)	45,138
Cash provided by (used in) financing activities	(19,399)	44,864
Net decrease in cash	(20,610)	(37,599)
Cash, beginning of period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, end of period	60,030	116,743

Operating Activities

Cash provided by (used in) operating activities from continuing operations during the six months ended June 30, 2023 and 2022 was $2,805 and $(31,319) respectively, an increase in cash provided of $34,123. The increase was driven by the increase in income tax payable of $31,422 and a decrease in loss from operations of $18,511 related to operational improvements. This was partially offset by a decrease in trade payables of $11,230.

Investing Activities

Cash used in investing activities from continuing operations during the six months ended June 30, 2023, and 2022 was $(25,076) and $(50,757), respectively, a decrease in cash used of $25,681. The decrease is primarily due to a decrease in purchases of property, plant, and equipment of $34,490 and a decrease in cash used for business combinations of $10,177. This was partially offset by a decrease in proceeds from the sale of assets of $27,591.

Financing Activities

Cash provided by (used in) financing activities from continuing operations during the six months ended June 30, 2023, and 2022 was $(19,276) and $45,138, respectively, an increase in cash used of $64,414. The increase is primarily due to a decrease from the proceeds of notes payable and financing transactions of $69,312. This was partially offset by a decrease in repurchases of Equity Shares of $8,430.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Capital Management

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through additional capital raises. The Company has raised capital through the issuance of debt, or equity, to meet its needs and take advantage of perceived opportunities however there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity or convertible debt securities, could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, and privileges superior to the existing Equity Shares. The Company’s long-term liquidity requirements will be affected by its ability to generate positive cash flow from operations and the ability to refinance existing debt on acceptable terms and/or raise equity.

During the period ended June 30, 2023, the Company engaged Moelis & Company LLC as its financial advisor to explore an extension to its upcoming debt maturities. During the period ended June 30, 2023, the Company reached contingent agreements to defer principal or amortization payments for 2 years on an aggregate principal amount of approximately $69,000 of debt obligations, including contingent agreements with holders of approximately $60,500 aggregate principal amount of vendor take-back promissory notes (“vendor notes”), representing 67.4% of the outstanding principal amount of all vendor notes maturing before 2027. The Company has also reached contingent agreements to defer the maturities of $4,500 of other promissory notes, as well as a $4,000 amortization payment due in December 2023. In connection with the above vendor note and promissory note amendments, the Company has agreed to interest rate adjustments that will result in a blended interest rate increase of approximately 0.5% across the $69,000 aggregate principal amount. The Company also agreed to pay amendment fees with respect to certain of the above amendments to certain vendor notes aggregating $400 that will be capitalized to the principal amount of such vendor notes. The effectiveness of the maturity and amortization deferrals referenced above is contingent on an amendment to the Company’s 12.5% senior notes (the “Senior Notes”) to extend the maturity date of the Senior Notes to December 10, 2026 or a later date (or an exchange of the Senior Notes for a new series of notes with a maturity date of December 10, 2026 or a later date). The Senior Notes represent two private placement offerings to a syndicate of institutional investors. The first offering closed on December 10, 2020 for a principal amount of $110,000 and an additional issuance of notes closed on November 12, 2021 for a principal amount of $133,250. In the aggregate, the Senior Notes represent a total $243,250 and are secured by all assets of the Company and certain of its subsidiaries. As of June 30, 2023, the Company and its subsidiaries had approximately $128,719 of indebtedness in respect of the vendor notes, of which approximately $83,702 were subject to subordination agreements in favour of the Senior Notes. The balance of the vendor notes are structurally senior to the Senior Notes in respect of certain assets of the Company and its subsidiaries.

During the period ended June 30, 2023, the Company also reached an agreement with Elk Spring Partners, LLC (together with the other selling securityholders under the membership interest purchase agreement (the “MIPA”) dated as of March 26, 2021, (the “NJ Counterparties”) to amend the earn-out payment terms under the MIPA, as amended, relating to the Company’s acquisition of New Jersey-based GSD. The earn-out formula and payment terms under the MIPA were amended as follows:

•	The first $10,000 portion of the earn-out will continue to be payable in cash, payment was made to the NJ Counterparties on or prior to May 19, 2023.
•	The next $14,000 portion of the earn-out, which was to be satisfied by issuing 12.5% promissory notes due September 2024 with interest and principal payments, was satisfied by issuing 13.5% promissory notes due December 2026 with monthly interest-only payments until May 2024 (with 1% monthly amortization thereafter). The promissory notes were issued on May 19, 2023.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

•	The remaining portion of the earn-out, with a potential maximum amount of $72,750 based on sales of GSD, was satisfied by issuing subordinate voting shares (“SVS”) based on a 15% discount to the then market price of the SVS, was satisfied by (i) issuing an aggregate of 3,797 Exchangeable Shares of CSAC Acquisition NJ Corp. that are exchangeable for Equity Shares at any time or from time to time at the discretion of the holder, at a price equal to $0.79 per share on May 19, 2023; and (ii) a cash payment to the NJ Counterparties of approximately $10,213 to be made at a future time based on circumstances related to negotiations with other debtholders.

In addition, during the period ended June 30, 2023, the Company reached an agreement with Green Partners Investor LLC and the other selling securityholders (together, the “Sira Counterparties”) to amend the payment terms under the equity exchange agreement dated as of May 24, 2019, as amended, relating to the Company’s Massachusetts-based acquisition of Sira (the “EEA”). The payment terms under the EEA, which were expected to result in a cash payment of $27,500 on or before May 1, 2024, were amended to be paid on the later of (i) the date that is ten calendar days following the maturity date of AYR’s 12.5% Senior Notes due December 10, 2024 (as such date may be amended or extended), or (ii) May 1, 2026, but in no event later than December 10, 2026).

Share Capital

As of June 30, 2023, and December 31, 2022, the Company had share capital of $1,364,162 and $1,349,713, respectively, consisting of additional paid-in capital.

Number of Outstanding Shares

Issued and Outstanding	June 30, 2023	December 31, 2022
Multiple Voting Shares	3,696	3,696
Subordinate Voting Shares	10,066	6,512
Restricted Voting Shares	6,370	2,816
Limited Voting Shares	47,282	51,581
Exchangeable Shares	9,710	6,044
Treasury Stock	(645)	(645)

Total number of shares	76,479	70,004

As of June 30, 2023, the Company had 2,874 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), 4,840 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 159 Equity Shares issuable upon the exercise of options. As of December 31, 2022, the Company had 2,874 Equity Shares issuable upon the exercise of Warrants, 6,628 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 165 Equity Shares issuable upon the exercise of options.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 15 in the interim financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company (including, without limitation, such considerations as liquidity and capital resources) that have not previously been discussed.

Subsequent Events

See Note 18 in the interim financial statements for the Company’s disclosures on subsequent events.

Related Party Transactions

See Note 10 in the interim financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.3 in the interim financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.6 in the interim financial statements for the Company’s action on recent accounting pronouncements.

Risk Factors

Please refer to the Company’s preliminary prospectus dated July 6, 2023 and subsequent amendments, the Company’s management information circular dated June 3, 2023, and the Annual Information Form dated March 9, 2023, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 16 in the interim financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.